EXHIBIT (a)(1)(vi)
Form of Rights Letter
May __, 2009
Dear Entercom Option Holder:
     This letter will confirm that we have accepted your election to participate in the Entercom Communications Corp. Offer to Exchange Certain Outstanding Options. Accordingly, your Eligible Options have been cancelled and you now have the right to receive shares of restricted stock in accordance with the terms of the Offer to Exchange. The Company will deliver to you a Restricted Stock Unit Grant Instrument as soon as practicable.
     Enclosed is a copy of your Election to Exchange Form countersigned by us. This countersigned election form confirms that your options have been accepted by us for exchange.

Thank you,

John C. Donlevie,
Executive Vice President,
Secretary and General Counsel